CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanajuato Mines project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985

3)

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

The Geological Association of Canada (Associate Member # A5975)

The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 23 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Guanajuato Mines project of Endeavour Silver Corp.;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of Sections 1 through 11, 15 16, 18, 19, 21 and jointly wrote sections 12, 13, and 20 of the Technical Report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State Mexico.”

Dated this 15th day of March, 2011

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited